Form 51-102F3

Material Change Report

1.         Name and Address of Company

HIGH 5 VENTURES INC.

Suite 300, 570 Granville Street.

Vancouver, British Columbia, V6C 3P1

(the “Company” or “High 5”)

2.         Date of Material Change

June 26, 2013

3.         News Release

News release was issued on June 27, 2013 and disseminated via Vancouver Stockwatch, Bay Street News (Market News Publishing) and NewsFile and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.         Summary of Material Change

Further to the Company’s News Releases dated April 3, 4, 22, May 30 and June 11, 2013, the Company has closed the fourth tranche of the Convertible Debenture Financing on June 26, 2013 with three arm’s length parties for a total amount of Cdn $150,000.

5.         Full Description of Material Change

Please see the attached News Release dated June 27, 2013 attached as Schedule “A”.

6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.         Omitted Information

No information has been omitted.

8.         Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.         Date of Report

This report is dated the 3rd day of July, 2013.

Schedule “A”

NEWS RELEASE

Symbols: HHH - CNSX

HHHEF - OTCQB

Closing of the Fourth Tranche of the Convertible Debentures

VANCOUVER, BRITISH COLUMBIA. June 27, 2013. High 5 Ventures Inc. (the “Company” or “High 5”). Further to the Company’s News Releases dated April 3, 4, 22, May 30, and June 11, 2013, the Company is pleased to announce that it has closed the fourth tranche of the Convertible Debenture Financing with three arm’s length parties for a total amount of Cdn $150,000.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.